Filed pursuant to Rule 433
Registration Nos. 333-186439,
333-186018, 333-175503, 333-174640
333-178972, 333-180179, 333-176302
333-182448 and 333-176370.

GUGGENHEIM INVESTMENTS LAUNCHES CURRENCYSHARES® SINGAPORE DOLLAR TRUST

FXSG is the first Singapore Dollar ETP in the market

New York, NY, February 13, 2013 – Guggenheim Investments, the investment management division of Guggenheim Partners, announced today the launch of the first Singapore Dollar exchanged traded product (ETP), CurrencyShares® Singapore Dollar Trust (NYSE Arca: FXSG).

CurrencyShares® Singapore Dollar Trust seeks to provide institutional and retail investors a cost-effective way to gain exposure to the Singapore dollar. The unique CurrencyShares® structure provides pure exposure to the Singapore Dollar by holding actual foreign currency deposits, not derivative instruments. In addition to pure exposure, CurrencyShares®’ investing advantages include transparency, potential tax efficiency, trading flexibility, accessibility and liquidity.

“We’re pleased to continue to expand our CurrencyShares® line-up, and believe that the short-term tactical and long-term strategic opportunities in Singapore make it attractive,” said William Belden, managing director and head of product development at Guggenheim Investments. “CurrencyShares® Singapore Dollar Trust provides investors an opportunity to potentially capitalize from the Singapore economy and positive movement in the Singapore dollar.”

Singapore, often referred to as the “Switzerland of Asia,” is a major banking center that attracts wealth from across the Asia-Pacific due to its independence and solid financial balance sheet.1 Additionally, Singapore has a strong economy with a real growth rate of 4.9% in 20112, and is one of only two Asian-Pacific countries to have AAA credit ratings (Australia is the other) from the major credit rating agencies, including Fitch, Moody’s and Standard & Poor’s.

The currency market, one of the largest and most liquid with $4 trillion traded daily3, can provide investors a way to diversify cash allocations and hedge exposure to certain markets. Currency, when used as an asset class, also has the potential to offer low correlations to equity and fixed income asset classes, which may help lessen portfolio volatility.

Guggenheim Investments is an innovative leader in currency products, launching the nation’s first currency exchange traded product—CurrencyShares® Euro Trust (NYSE Arca: FXE). The firm offers the industry’s largest line-up of currency ETPs, which consists of nine currency products. Collectively, the Guggenheim Investments CurrencyShares® line-up represents $1.9 billion in assets as of 12.31.2012.

1 asiaone.com, The Business Times, “Singapore set to be Switzerland of Asia: HSBC” by Conrad Tan February 25, 2011

2 CIA World Fact Book

3 Bank for International Settlements, Triennial Central Bank Survey, December 2012

About Guggenheim Investments

Guggenheim Investments represents the investment management division of Guggenheim Partners, LLC (“Guggenheim”), which consists of investment managers with approximately $143 billion in combined total assets*. Collectively, Guggenheim Investments has a long, distinguished history of serving institutional investors, ultra-high-net-worth individuals, family offices and financial intermediaries. Guggenheim Investments offers clients a wide range of differentiated capabilities built on a proven commitment to investment excellence. Guggenheim Investments has offices in Chicago, New York City and Santa Monica, along with a global network of offices throughout the United States, Europe, and Asia.

* The total asset figure is as of 12/31/2012 and includes $10.71B of leverage for Assets Under Management and $0.85B of leverage for Serviced Assets. Total assets include assets from Security Investors, LLC, Guggenheim Partners Investment Management, LLC, Guggenheim Funds Investment Advisors and its affiliated entities, and some business units including Guggenheim Real Estate, LLC, Guggenheim Aviation, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, Transparent Value Advisors, LLC, and Guggenheim Partners India Management. Values from some funds are based upon prior periods.

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CurrencyShares® are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the shares of each CurrencyShares® Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the purchasers or sellers may have to pay brokerage commissions in connection with the transaction. Investment returns and principal value will fluctuate so that shares may be worth more or less than original cost. Shares may only be redeemed directly from the Trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The CurrencyShares Trusts are not investment companies registered under the Investment Company Act of 1940.

Each of the CurrencyShares® Australian Dollar Trust, CurrencyShares® British Pound Sterling Trust, CurrencyShares® Canadian Dollar Trust, CurrencyShares® Chinese Renminbi Trust, CurrencyShares® Euro Trust, CurrencyShares® Japanese Yen Trust, , CurrencyShares® Swiss Franc Trust and CurrencyShares® Swedish Krona Trust (each a “Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may click the links above or the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.820.0888.

The CurrencyShares® Trusts are distributed by Guggenheim Distributors, LLC. Guggenheim Investments represents the investment management businesses of Guggenheim Partners (“GP”), which includes Security Investors, LLC (“SI”). Guggenheim Specialized Products, LLC (“GSP”), the Sponsor for the CurrencyShares® Trusts, is a wholly owned subsidiary of SI. Guggenheim Distributors, LLC, is affiliated with GP, SI and GSP.

Not FDIC Insured – No Bank Guarantee –May Lose Value.

Media Contact:

Jeaneen Pisarra

917.386.0387

Jeaneen.pisarra@guggenheiminvestments.com